30 ROCKEFELLER	AUSTIN
PLAZA	BEIJING
NEW YORK, NEW YORK	DALLAS
10112-4498	DUBAI
HONG KONG
TEL +1 212.408.2500	HOUSTON
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www.bakerbotts.com	MOSCOW
NEW YORK
Renee L. Wilm	PALO ALTO
TEL +1 212 408.2503	RIYADH
FAX +1 212 259.2503	WASHINGTON
renee.wilm@bakerbotts.com

September 10, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street NE, Mail Stop 3720

Washington, D.C. 20549

Attention: Paul Fischer, Attorney-Advisor

Re:	Liberty Media Corporation
Schedule 13E-3; Schedule 14A (File No. 001-33982)

Liberty Entertainment, Inc.
Schedule 13E-3; Form S-4 (File No. 333-158795)

Dear Mr. Fischer:

This letter is being furnished supplementally to discuss a possible change to the structure of the business combination transaction among Liberty Media Corporation (“Liberty Media”), Liberty Entertainment, Inc. (“LEI”), The DIRECTV Group, Inc. (“DTV”) and DIRECTV (“Holdings”).  Pursuant to the existing transaction structure, LEI’s Series A and Series B common stock would be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the Nasdaq Global Select Market as a condition to the completion of the split-off of LEI from Liberty Media (the “Split-Off”) pursuant to a pro rata redemption of 90% of Liberty Media’s outstanding Entertainment Group tracking stock (the “‘34 Act Registration and Listing”).  The completion of the Split-Off is a condition to the completion of (i) the contribution by John C. Malone and certain affiliated persons (collectively, the “Malones”) of their LEI Series B common stock to Holdings in exchange for shares of Holdings Class B common stock (the “Contribution”), and (ii) the mergers of two wholly owned subsidiaries of Holdings with and into each of LEI and DTV, pursuant to which Holdings would become the new publicly traded parent company of both.  In the merger involving LEI (the “LEI Merger”), each outstanding share of LEI Series A and Series B common stock (other than those shares already contributed to Holdings in the Contribution) will be exchanged for shares of Holdings Class A common stock.  The Holdings Class B common stock provides, among other things, for 15 votes per share (compared to 1 vote per share in the case of the Holdings Class A common stock) and certain other rights in favor of the holder.  As a result of the LEI merger, LEI’s stock will be delisted and deregistered under the Exchange Act.

Following extensive discussions with the Staff, and based on prior interpretations by the Staff, we were informed that (i) the exchange of the LEI Series B common stock in the transactions was subject to Rule 13e-3 because the transactions met the criteria set forth in Rule 13e-3(a)(3)(i) and had the reasonable likelihood or purpose of producing the effects described in Rule 13e-3(a)(3)(ii), namely the delisting and deregistration of the LEI Series B common stock, and (ii) the exchange of the LEI Series B common stock in the transactions did not qualify for the exception set forth in Rule 13e-3(g)(2) due to the differential in the consideration to be received by the unaffiliated LEI Series B holders in the LEI Merger compared with the consideration to be received by the Malones in the Contribution.

The parties are currently considering certain changes to the operative transaction agreements, in part, related to ongoing settlement negotiations relating to the DTV stockholder suits brought in connection with the transactions.  The parties are also considering whether it would be beneficial to make any other structural changes at this time.  In this regard, the parties have considered that the regulatory and tax related conditions to the completion of the transactions will likely be satisfied prior to the completion of the respective DTV and Liberty Media special stockholder meetings and, accordingly, Liberty Media’s bargained-for flexibility to complete the Split-Off prior to the completion of the DTV business combination(1) may no longer be necessary.  If Liberty Media were to forfeit this flexibility and complete the Split-Off only upon the satisfaction of the conditions to the DTV business combination,(2) the operative transaction agreements would be amended to provide that no series of LEI common stock would be listed or registered prior to the completion of the transactions. This change would also provide a cost-savings for LEI as a result of the elimination of the additional SEC and Nasdaq filings.

It is our position that, absent the ‘34 Act Listing and Registration, the exchange of the LEI Series B common stock in the transactions would cease to qualify as a Rule 13e-3 transaction because the transactions would not have the reasonable likelihood or purpose of producing any of the effects described in Rule 13e-3(a)(3)(ii).(3)  Hence, no Schedule 13E-3 would be required in connection with the transactions.

We respectfully submit that the Staff consider our position in the context of the hypothetical posed.  We appreciate your attention to this matter.

Please feel free to contact me at (212) 408-2503 with any questions.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Charles Y. Tanabe

(1) The purpose of the ‘34 Act Registration and Listing was to permit Liberty Media to effect the Split-Off in advance of the LEI Merger if significant delays were anticipated in completing the LEI Merger. The flexibility of an early Split-Off was a contested issue during the negotiation of the DTV business combination transaction, as DTV has a strong preference that LEI not trade as a separate public company prior to the LEI Merger.

(2) However, if the merger agreement with DTV were to be terminated, the Split-Off would proceed as originally planned and LEI would then register its common stock under the Exchange Act and complete its listing application with the Nasdaq Global Select Market.

(3) Note that Liberty Media’s Entertainment Group tracking stock will not be deregistered or delisted in connection with the Split-Off.